UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 7, 2019
ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AND UNDER THE SECURITIES ACT OF 1933

Oxford Immunotec Global PLC

File Nos. 1-36200 and 333-191737

CF#37082

Oxford Immunotec Global PLC submitted an application under Rules 406 and 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Oxford Immunotec Global PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.12	S-1	October 15, 2013	through December 31, 2023
10.13	S-1	October 15, 2013	through December 31, 2023
10.17	S-1	October 15, 2013	through December 31, 2023
10.18	S-1	October 15, 2013	through December 31, 2023
10.20	10-K	March 27, 2014	through December 31, 2023
10.1	8-K	April 3, 2014	through December 31, 2023
10.1	10-Q	November 1, 2016	through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary